Attachment
                                                       Re: Item 77.C.


For period ending (a) 06-30-97
File Number 811-41

SUB-ITEM 77C:  Submission of Matters to a vote of Security holders

     On March 12, 1997, at an annual meeting of stockholders of General American Investors Company, Inc., in addition to the election of directors and the ratification of the selection of auditors, the security holders rejected a shareholder proposal relating to the conversion of the Registrant from closed-end status to open-end (mutual fund) status.

     The number of votes cast with respect to the foregoing matter was as follows: in favor, 2,159,926; against 11,802,450; abstain 618,998.